UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 1)1
DG FastChannel, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
23326R109

(CUSIP Number)
12/31/07

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

[1]The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	23326R109	13G	Page	2	of	7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Crosspoint Venture Partners 2000 Q, LP, a California Limited Partnership (“CVP 2000 Q”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON*

PN

CUSIP No.	23326R109	13G	Page	3	of	7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Crosspoint Associates 2000, LLC, a California limited liability company (“CA 2000”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON*

PN

CUSIP No.	23326R109	13G	Page	4	of	7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James A. Dorrian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States citizen

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON*

IN

CUSIP No.	23326R109	13G	Page	5	of	7
Item 1(a) Name of Issuer:
DG FastChannel, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
750 West Carpenter Freeway, Suite 700
Irving, TX 75039
Item 2(a) Name of Person Filing:
Crosspoint Venture Partners 2000 Q, LP
Crosspoint Associates 2000, LLC
James A. Dorrian
Item 2(b) Address of Principal Business Office or, if None, Residence:
2925 Woodside Road
Woodside, CA 94062
Item 2(c) Citizenship:
The entities listed in Item 2(a) are California Limited Partnerships and California Limited
Liability Companies. The individual listed in Item 2(a) is a United States citizen.
Item 2(d) Title of Class of Securities:
Common Stock
Item 2(e) CUSIP Number:
23326R109
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check whether the Person Filing is:
Not applicable.
Item 4. Ownership.
See Items 5-11 of cover sheets hereto
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certifications.
Not Applicable

CUSIP No.	23326R109	13G	Page	6	of	7
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008
James A Dorrian

Signature	/s/ Dede Barsotti

Dede Barsotti,
Attorney-in-Fact

CROSSPOINT ASSOCIATES 2000, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY

Signature	/s/ Dede Barsotti

Dede Barsotti, Attorney-in-Fact

CROSSPOINT VENTURE PARTNERS 2000 Q, LP, A CALIFORNIA LIMITED PARTNERSHIP

By: Crosspoint Associates 2000, LLC, a California Limited Liability Company, its General Partner

Signature	/s/ Dede Barsotti

Dede Barsotti, Attorney-in-Fact

CUSIP No.	23326R109	13G	Page	7	of	7
EXHIBIT A
Agreement of Joint Filing
The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2008 containing the information required by Schedule 13G, for the securities of DG FastChannel, Inc., held by Crosspoint Venture Partners 2000 Q, LP, a California limited partnership, and with respect to the general partners, such other holdings as may be reported therein.
James A Dorrian

Signature	/s/ Dede Barsotti
Dede Barsotti,
Attorney-in-Fact

CROSSPOINT ASSOCIATES 2000, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY

Signature	/s/ Dede Barsotti

Dede Barsotti, Attorney-in-Fact

CROSSPOINT VENTURE PARTNERS 2000 Q, LP, A CALIFORNIA LIMITED PARTNERSHIP
By: Crosspoint Associates 2000, LLC, a California
Limited Liability Company, its General Partner

Signature	/s/ Dede Barsotti

Dede Barsotti, Attorney-in-Fact